SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No. )*



                     Name of Issuer:  Allis-Chalmers Corporation



          Title of Class of Securities:  Common Stock, Par $.15



                            CUSIP Number:  019645 407



  Date of Event Which Requires Filing of this Statement:
September 30, 1998



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



      [ ]  Rule 13d-1(b)



      [ ]  Rule 13d-1(c)



      [ ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 019645 407



1.  NAMES OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



Firstar Bank Milwaukee, N.A.



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(a)  [ ]

(b)  [x]



3.  SEC USE ONLY







4.  CITIZENSHIP OR PLACE OF ORGANIZATION



State of organization:  U.S. domestic corporation



NUMBER OF    5.  SOLE VOTING POWER



 SHARES          101,977



BENEFICIALLY 6.  SHARED VOTING POWER



  OWNED BY            31



    EACH     7.  SOLE DISPOSITIVE POWER



  REPORTING      101,977



   PERSON    8.  SHARED DISPOSITIVE POWER



    WITH              31



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



102,008 shares



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*



[ ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



10.2%



12.  TYPE OF REPORTING PERSON*



BK





Item 1



(a)  Name of Issuer:



Allis-Chalmers Corporation



(b)  Address of Issuer's Principal Executive Offices:



1126 S. 70th Street

West Allis, Wisconsin 53214



Item 2



(a)  Name of Person Filing:



Firstar Bank Milwaukee, N.A.



(b)  Address of Principal Business Office or, if none, Residence:



777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202



(c)  Citizenship:



State of organization:  Wisconsin



(d)  Title of Class of Securities:



Common Stock, Par $.15



(e)  CUSIP Number:



019645 407



Item 3.  If this statement is filed pursuant to sections
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:



(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)



(b)  [x]  Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c)



(c)  [ ]  Insurance company as defined in section 3(a)(19) of
the Act (15     U.S.C. 78c)



(d)  [ ]  Investment Company registered under section 8 of the
Investment     Company Act (15 U.S.C. 80a-8)



(e)  [ ]  An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E)



(f)  [ ]  An employee benefit plan or endowment fund in
accordance with       section 240.13d-1(b)(1)(ii)(F)



(g)  [ ]  A parent holding company or control person in
accordance with       section 240.13d-1(b)(ii)(G)



(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)



(i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940          (15 U.S.C. 80a-3)



(j)  [ ]  Group in accordance with section 240.13d-1(b)(1)(ii)(J)



Item 4.  Ownership:



(a)  Amount beneficially owned as of September 30, 1998:



102,008 shares



(b)  Percent of class:



10.2%



(c)  Number of shares as to which the person has:



(i)   Sole power to vote or to direct the vote:



101,977



(ii)  Shared power to vote or to direct to the vote:



31



(iii)  Sole power to dispose or to direct the disposition of:



101,977



(iv)  Shared power to dispose or to direct the disposition of:



31



Item 5.  Ownership of Five Percent or Less of a Class.



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.



Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.



Allis-Chalmers Corporation Retiree Health Trust for the Benefit of Non-United Auto Workers Retirees



Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.



Not Applicable



Item 8.  Identification and Classification of Members of the
Group.



Not Applicable



Item 9.  Notice of Dissolution of Group.



Not Applicable



Item 10.  Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 1, 1998



FIRSTAR BANK MILWAUKEE, N.A.







By:  /s/ Howard H. Hopwood





Name/Title:  Howard H. Hopwood, Cashier